Exhibit 99


(8) This option was granted to Mr. Buttery pursuant to the Virgin Media Sharesave Plan (the "Sharesave Plan"), which was adopted by the Issuer's board of directors on February 21, 2008 following stockholder approval on May 16, 2007. With limited exceptions, the Sharesave Plan is generally available to all employees; eligible employees were invited to enter into savings contracts under which they agree to have amounts ranging from GBP 5 to GBP 100 deducted from their net salary each month. These sums are held within special savings accounts operated by Yorkshire Building Society, an appointed independent savings carrier. The savings (plus interest) can then be used by the participants to purchase shares of the Issuer at the exercise price. The shares subject to the option will be such number as can be bought at the exercise date. A participant may exercise his or her option during the period of six months from the maturity of his or her savings contract. If the participant does not want to exercise the option, which is generally not transferable, he or she can instead take his or her savings and tax-free bonus and allow his or her option to lapse.

     The exercise price will be paid in pounds sterling, at GBP 4.92 per share. This exercise price is equal to the mid market price of the Issuer's stock price per share as of April 16, 2008 of $12.14, converted to sterling at the rate 1.9756 and discounted by 20%.

     Subject to Mr. Buttery completing the payment of 36 monthly contributions and the third anniversary of the start date having been reached, this option will become exercisable on July 1, 2011 and expire 6 months later.